                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No.: 333-38759


                              ARMOR HOLDINGS, INC.
                            SUPPLEMENT TO PROSPECTUS
                            DATED DECEMBER 17, 1997
                               AS SUPPLEMENTED BY
                          PROSPECTUS SUPPLEMENT DATED
                                 JUNE 24, 1998


         164,662, 109,023 and 27,067 shares of Common Stock covered by this Prospectus are being issued to each of The Neale A. Perkins Trust, The Scott T. O'Brien and Victoria S. O'Brien Revocable Trust and The David M. Holmes and Katherine C. Holmes Revocable Trust (the "Sellers"), respectively, in connection with the acquisition by the Company of all of the issued and outstanding capital stock of Safari Land Ltd., Inc., ("Safariland"), a California corporation. Safariland is a manufacturer of equipment for the law enforcement, military and sporting goods markets worldwide, based in Ontario, California. The purchase price is $39,930,531, subject to adjustments, consisting of $35,930,531 in cash, and an aggregate of 300,752 shares of our Common Stock. The aggregate 300,752 shares of Common Stock issued to the Sellers represents approximately 1.8% of the Company's issued and outstanding Common Stock. The shares of Common Stock issued to the Seller may be offered from time to time as described under "Selling Stockholders".

         This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used in this Prospectus Supplement but not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

         The date of this Prospectus Supplement is April 12, 1999.